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                                                                     EXHIBIT I-1


SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-      )
FILING UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
__________, 1998

LG&E ENERGY CORP. (70-_____)

     Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application-declaration for complete statements of the proposed transaction(s) summarized below. The application-declaration is available for public inspection through the Commission's Office of the Public Reference.

     Interested persons wishing to comment or request a hearing on the application-declaration should submit their views in writing by ________, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy of the relevant application(s) and/or declaration(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificates) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application-declaration, as filed or as amended, may be granted and/or permitted to become effective.

     LG&E Energy Corp. ("LG&E Energy"), a Kentucky corporation located at 220 West Main Street, Louisville, Kentucky 40232, is a holding company exempt under section 3(a)(1) from all provisions of the Act except section 9(a)(2). LG&E Energy claims its exemption pursuant to annual filings in accordance with Rule 2 under the Act. LG&E Energy has filed an application-declaration for an order under sections 9(a)(2) and 10 of the Act
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authorizing its proposed merger (the "Transaction") with KU Energy Corporation
("KU Energy"), a Kentucky corporation which is an exempt holding company under the Act. The application-declaration also requests an order under section 3(a)(1) of the Act declaring LG&E Energy exempt from all provisions thereof except section 9(a)(2).

     Pursuant to the Agreement and Plan of Merger by and between LG&E Energy and KU Energy (the "Merger Agreement") dated as of May 20, 1997, KU Energy will merge into LG&E Energy, with LG&E Energy as the surviving corporation. As a result of the Transaction, LG&E Energy will directly own Louisville Gas and Electric Company, a Kentucky corporation ("LG&E"), an electric utility company and a gas utility company under the Act, and Kentucky Utilities Company, a Kentucky and Virginia corporation ("Kentucky Utilities"), an electric utility company under the Act. Also as a result of the transaction, LG&E Energy will own indirectly LG&E's 4.9% interest and Kentucky Utilities' 2.5% interest in Ohio Valley Electric Corporation ("OVEC"), and Kentucky Utilities' 20% interest in Electric Energy Inc. ("EEI"). OVEC and EEI are electric utility companies under the Act. Upon consummation of the Transaction, LG&E Energy in addition to owning LG&E, Kentucky Utilities and their respective interests in OVEC and EEI, will continue to own all of its existing non-utility subsidiaries and will acquire all of the outstanding capital stock of the non-utility subsidiaries of KU Energy.

     Currently, LG&E Energy owns all of the outstanding common stock of LG&E, a Kentucky corporation. LG&E is engaged primarily in the generation, transmission and distribution of electricity to approximately 351,000 customers in Louisville and adjacent areas in Kentucky. LG&E's service area covers approximately 700 square miles in 17 counties in Kentucky and has an estimated population of 800,000. LG&E also purchases, distributes and

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sells natural gas to approximately 277,000 customers within this service area and in limited additional areas. Included within LG&E's service area is the Fort Knox Military Reservation, to which LG&E transports gas and provides electric service, but which maintains its own distribution systems.

     LG&E owns 4.9% of the common stock of OVEC, which has one wholly-owned subsidiary, Indiana-Kentucky Electric Corp. ("IKEC"). For each of the three years in the period ended December 31, 1996, LG&E derived less than 0.16% of its income from its share of the earnings of OVEC.

     LG&E Energy and certain non-utility affiliates have entered into a Joint Plan of Reorganization with Big Rivers Electric Corporation ("Big Rivers") that provides for the 25-year lease by LG&E Energy affiliates of Big Rivers' generation facilities and other arrangements between Big Rivers and LG&E Energy affiliates for the operation of those facilities and the purchase of electricity therefrom. Big Rivers' generation facilities will be dispatched separately from those of LG&E and Kentucky Utilities, and Big Rivers' transmission facilities will not be owned, leased or controlled by LG&E or Kentucky Utilities.

     LG&E Energy has various non-utility operations conducted under its two other directly-owned subsidiaries, LG&E Energy Foundation, Inc. ("LG&E Energy Foundation") and LG&E Capital Corp. ("LG&E Capital"). LG&E Energy Foundation is a tax-exempt charitable foundation that makes charitable contributions to qualified entities. LG&E Capital, through various subsidiaries and joint ventures, is involved in numerous non-utility, energy-related businesses.

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     For the year ended December 31, 1996, LG&E Energy's operating revenues on a consolidated basis were $3.589 billion of which approximately $607 million was derived from LG&E's electric operations and $214 million was derived from LG&E's gas operations. Consolidated assets for LG&E Energy and its subsidiaries as of December 31, 1996 were approximately $3.012 billion, of which approximately $1.449 billion consisted of electric utility assets and $237 million consisted of gas utility assets. As of September 30, 1997, there were 66,525,636 outstanding shares of the common stock of LG&E Energy.

     KU Energy, incorporated under the laws of the Commonwealth of Kentucky in 1988, is a holding company exempt under section 3(a)(1), pursuant to an order of the Commission in KU Energy Corporation, Holding Co. Act Release No. 25409, 50
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S.E.C. Docket 294 (November 13, 1991), from all provisions of the Act except section 9(a)(2). KU Energy's utility subsidiary, Kentucky Utilities, is an electric utility company under the Act. Kentucky Utilities is engaged in producing, transmitting and selling electric energy to about 432,900 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to about 28,800 customers in 5 counties in southwestern Virginia. In Virginia, Kentucky Utilities operates under the name Old Dominion Power Company. Kentucky Utilities also sells electric energy at wholesale for resale in 12 municipalities in Kentucky. The territory served by Kentucky Utilities has an aggregate population estimated at about 1,000,000.

     Kentucky Utilities owns 2.5% of the common stock of OVEC. Kentucky Utilities also owns 20% of EEI. EEI was formed in the early 1950s to provide electric energy to a uranium

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enrichment plant located near Paducah, Kentucky, originally operated by the
Atomic Energy Commission and the Department of Energy and now operated by the United States Enrichment Corporation. EEI's common stock is held by Kentucky Utilities and three other utility companies. EEI sells its excess electricity to its sponsoring utilities for resale. The uranium enrichment facility is EEI's only end-user customer. For each of the three years in the period ended December 31, 1996, KU Energy derived less than 3.4% of its net income from its share of the earnings of EEI and OVEC.

     In addition to Kentucky Utilities, KU Energy has one other subsidiary, KU Capital Corporation ("KU Capital"). KU Capital is KU Energy's vehicle for investments in various non-utility energy-related ventures. To date, these activities have consisted of investing as an equity participant in leases of eight combustion turbine generating units to other utilities and investing in limited partnership interests in various independent projects that are either qualifying cogeneration facilities under the Public Utility Regulatory Policies Act of 1978 or an exempt wholesale generator under section 32 of the Act.

     Operating revenues for KU Energy on a consolidated basis for the year ended December 31, 1996 were approximately $716 million of which approximately $712 million was derived from the utility operations of Kentucky Utilities. Consolidated assets of KU Energy and its subsidiaries for the year ended December 31, 1996 were $1.7 billion of which approximately $1.5 billion consist of utility assets. As of September 30, 1997, there were 37,817,517 outstanding shares of the common stock of KU Energy.

     The Merger Agreement provides for KU Energy to be merged with and into LG&E Energy, with LG&E Energy as the surviving corporation. Pursuant to the Merger Agreement,

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upon completion of the Transaction, each issued and outstanding share of KU
Energy common stock (except shares held by KU Energy shareholders who perfect dissenters' rights), together with associated stock purchase rights, will be canceled and converted into 1.67 shares (the "Exchange Ratio") of LG&E Energy Common Stock, together with associated stock purchase rights. Each issued and outstanding share of LG&E Energy common stock (except shares held by LG&E Energy shareholders who perfect dissenters' rights), together with associated stock purchase rights, will remain outstanding, unchanged, as one share of LG&E Energy common stock. The Transaction is expected to qualify as a tax-free reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended, and to be treated as a "pooling of interests" for accounting purposes. Based on the capitalization of LG&E Energy and KU Energy on May 20, 1997 (the date of the Merger Agreement), and the Exchange Ratio, the holders of LG&E Energy common stock and KU Energy common stock would have held approximately 51.3% and 48.7%, respectively, of the aggregate number of shares of LG&E Energy common stock that would have been outstanding if the Transaction had been consummated as of such date.

     The application-declaration states that the Transaction is expected to result in substantial benefits to the public, investors and consumers, including significant economies and efficiencies through reductions in corporate and operations costs, the combination and elimination of existing facilities, the consolidation of overlapping or duplicative administrative programs and expenses, procurement savings as a result of the aggregation of related work activities and increased purchasing power over service providers, and other administrative and general savings. In addition, as a result of the Transaction, LG&E is expected to be able to meet the challenges of

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the increasingly competitive utility industry more effectively than either LG&E
Energy or KU Energy standing alone.

     Following consummation of the Transaction, LG&E Energy states that it will continue to be an exempt holding company under the Act because LG&E Energy and each of its public utility subsidiaries from which it derives a material part of its income will be Kentucky corporations, will continue to be predominantly intrastate in character and will continue to conduct their utility businesses substantially within the Commonwealth of Kentucky.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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